EXHIBIT 12.1

Ryder System, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges
Continuing Operations
(Dollars in thousands)
For the nine months ended September 30, 2016

EARNINGS:
Earnings before income taxes	337,185
Fixed charges	144,393
Add: Amortization of capitalized interest	456
Less: Interest capitalized	—
Earnings available for fixed charges (A)	482,034

FIXED CHARGES:
Interest and other financial charges	112,597
Portion of rents representing interest expense	31,796
Total fixed charges (B)	144,393

RATIO OF EARNINGS TO FIXED CHARGES (A) / (B)	3.34x